

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2010

Millard Drexler
Chief Executive Officer
J.Crew Group, Inc.
770 Broadway
New York, New York 10003

     Re: **J.Crew Group, Inc.**
               Form 10-K for Fiscal Year Ended January 30, 2010
               File No. 001-32927

Dear Mr. Drexler:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    John Reynolds
                    Assistant Director